Exhibit 99.5

FOR IMMEDIATE RELEASE

American CuMo Announces Rights Offering

Vancouver, B.C., November 2, 2017: American CuMo Mining Corporation (“CuMoCo” or the “Company”) (TSXV: MLY; OTCQX: MLYCF) announces that it will conduct a rights offering to raise gross proceeds of up to $5 million (the “Rights Offering”).

The Company will issue rights (the “Rights”) to existing shareholders in Canada and to eligible shareholders in the United States and in certain other jurisdictions at the close of business on the record date of November 10, 2017.
Eligible shareholders will receive one (1) Right for each common share held. Two (2) Rights will entitle the holder to subscribe for one (1) common share of the Company upon payment of the subscription price of C$0.07 per share (the “Subscription Price”). For example, a holder of 1,000 common shares will be entitled to subscribe for 500 common shares for an aggregate subscription price of C$35.00.

Shareholders who fully exercise their Rights will also be entitled to subscribe for additional shares in the Rights Offering, if available as a result of unexercised Rights prior to the Expiry Time, subject to certain limitations set out in CuMoCo’s rights offering circular.

The Rights will trade on the TSX Venture Exchange under the symbol MLY.RT commencing on November 9, 2017 and until 9:00 a.m. (Vancouver time) on December 11,  2017. The Rights will expire at 2:00 p.m. (Vancouver time) on December 11,  2017 (the “Expiry Time”), after which time unexercised Rights will be void and of no value. No fractional shares will be issued.

A rights offering notice and rights certificate will be mailed to each registered shareholder of CuMoCo resident in Canada and to each eligible shareholders in the United States as at the record date. Registered shareholders who wish to exercise their Rights must forward the completed rights certificate, together with the applicable funds, to the rights agent, Computershare Trust Company of Canada, on or before the Expiry Time. Shareholders who own their shares through an intermediary, such as a bank, trust company, securities dealer or broker, will receive materials and instructions from their intermediary. Further details of the Rights Offering are contained in the Company’s rights offering circular, which has been filed on SEDAR under CuMoCo’s profile at www.sedar.com.

There are currently 143,214,988 common shares of the Company outstanding. If all of the Rights issued under the Rights Offering are validly exercised, an additional 71,607,494 common shares would be issued. The Company will apply the amounts raised from the Rights Offering and from other sources of funding it is currently pursuing towards the repayment of the secured convertible notes (the “IEMR Notes”) due to International Energy & Mineral Resources Investment (Hong Kong) Company Limited (“IEMR HK”) in the principal amounts of Cdn$1,000,000 (due with accrued interest on December 15, 2017) and US$1,500,000 (with US$597,500 (including US$97,500 of accrued interest) being due on November 25, 2017, and the remaining US$1,000,000 (with accrued interest) due on December 15, 2017), along with a penalty fee of US$300,000 (the “Penalty Fee”) which IEMR HK has confirmed is due on December 15, 2017, and towards a pre-feasability study for the CuMo Project and general working capital purposes. There can be no assurance that the Company will be able to raise enough funds from the Rights Offering or from other sources of funding to repay the IEMR Notes and Penalty Fee in full prior to the due dates for payment.

This news release shall not constitute an offer to sell or solicitation of an offer to buy the securities of the Company. There shall be no offer or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification of such securities under the laws of any such jurisdiction.

About CuMoCo

CuMoCo is focused on advancing its CuMo Project towards feasibility. CuMoCo is also advancing its newly-acquired Calida Gold project. For more information, please visit cumoco.com, idahocumo.com and cumoproject.com.

For further information, please contact:

American CuMo Mining Corporation
Shaun Dykes, President and Chief Executive Officer
Tel: (604) 689-7902
Email: info@cumoco.com

Cautionary statement regarding forward‐looking information

Certain disclosures in this release constitute “forward-looking information” within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including, without limitation, details of the Rights Offering, the intended use of proceeds of the Rights Offering, and expected outcomes. In making the forward-looking statements in this news release, the Company has applied certain factors and assumptions that the Company believes are reasonable, including that the Company’s permitting will proceed as expected; that the Rights Offering will be completed and will raise the expected proceeds; that the results of exploration and development activities are consistent with management’s expectations and that the assumptions underlying mineral resource estimates are valid. However, the forward-looking statements in this news release are subject to numerous risks, uncertainties and other factors that may cause future results to differ materially from those expressed or implied in such forward-looking statements, including without limitation: that the Rights Offering will otherwise not be completed or will raise less than the expected proceeds; uncertainties as to the costs to completion of the rights offering; the results of exploration and development activities will not be consistent with management’s expectations, the risk of unexpected variations in mineral resources, grade or recovery rates, delays in obtaining or inability to obtain required government or other regulatory approvals or financing, failure of plant, equipment or processes to operate as anticipated, the risk of accidents, labor disputes, inclement or hazardous weather conditions, unusual or unexpected geological conditions, ground control problems, earthquakes, flooding and all of the other risks generally associated with the development of mining facilities and the operation of a producing mine. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking statements. The Company does not intend, and expressly disclaims any intention or obligation to, update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this new release.

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